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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☒	Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2001

or

☐	Transition Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the transition period from                              to

Commission file number 0-22532

ULTIMATE ELECTRONICS
401(k) RETIREMENT SAVINGS PLAN
(Full title of plan)

ULTIMATE ELECTRONICS, INC.
321 West 84th Avenue, Suite A
Thornton, Colorado 80260
(Name of issuer of the securities held pursuant to the plan
and the address of its principal executive office)

Ultimate Electronics 401(k) Retirement Savings Plan

Audited Financial Statements
and Schedules

Year ended December 31, 2001

Report of Independent Auditors

Ultimate Electronics, Inc.
    as Plan Administrator of the
    Ultimate Electronics 401(k) Retirement Savings Plan

        We have audited the accompanying statements of net assets available for benefits of Ultimate Electronics 401(k) Retirement Savings Plan as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2001 and 2000, and the changes in its net assets available for benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

        Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2001, and non-exempt transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst & Young LLP

Denver, Colorado
June 14, 2002

Ultimate Electronics 401(k) Retirement Savings Plan

Statements of Net Assets Available for Benefits

	December 31,
	2001	2000
Investments, at fair value:
Mutual funds	$12,515,225	$12,162,055
Ultimate Electronics, Inc. common stock	3,880,244	3,436,635
Loans to participants	1,196,021	1,101,903

	17,591,490	16,700,593
Receivables:
Employer contributions	32,645	187,269
Employee contributions	175,933	323,162

Total receivables	208,578	510,431

Net assets available for benefits	$17,800,068	$17,211,024

See accompanying notes.

Ultimate Electronics 401(k) Retirement Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2001

Additions:
Investment income (loss):
Net depreciation in fair value of investments	$(669,096)
Interest and dividends	286,701

(382,395)
Contributions:
Employer	458,319
Employee	1,777,586
Rollovers	78,910

2,314,815

Total additions	1,932,420
Deductions:
Benefits paid to participants	1,343,376

Net increase	589,044
Net assets available for benefits:
Beginning of year	17,211,024

End of year	$17,800,068

See accompanying notes.

Ultimate Electronics 401(k) Retirement Savings Plan

Notes to Financial Statements

December 31, 2001

1. Description of the Plan

        The following description of the Ultimate Electronics 401(k) Retirement Savings Plan (as amended and restated effective April 1, 1999 and as subsequently amended, the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions. Copies of the Plan document are available from the Plan administrator.

        The Ultimate Electronics 401(k) Retirement Savings Plan is a defined contribution plan for the benefit of eligible employees of Ultimate Electronics, Inc. (the "Company" or the "Plan Sponsor"). The Plan, which was originally adopted effective January 1, 1988, is available to any employee of the Company who has completed 30 days or one month of service and is age 18 or older. Employees who have completed one year of service and are 21 or older are eligible for employer match contributions.

        Under the provisions of the Plan, participating employees may elect to defer up to $10,500 (in 2001) or 15% of their eligible compensation, whichever is less, during the Plan year, and have such deferred amount contributed to the Plan on their behalf. The participant may direct their investments to a variety of investment options offered by the Plan. The balance in each participant's salary deferral account is fully vested at all times and is not subject to forfeiture for any reason. Participants may not make withdrawals from their elective accounts prior to retirement at age 59 1/2, except in the event of hardship, disability, death or termination of employment. The Company determines annually the amount of any employer contribution to be made to the Plan. Amounts contributed by the Company in 2001 matched 25% of an employee's contribution limited to 1.5% of the employee's eligible compensation. The employer's contribution is allocated to each participant's account based upon each participant's eligible compensation for the year. Vesting in the employer's contributions plus earnings thereon is based on years of service. A participant is 100% vested after five years of service (vesting 20% per year after the first year of service) or upon death or disability. When a participant terminates employment with the Company, nonvested amounts are forfeited and applied against future employer contributions.

        The Company has established a trust fund on behalf of the Plan at US Bank (the "Trustee") effective July 1998 to which contributions are made, from which benefit disbursements are paid, and in which investments are maintained.

        Expenses of administering the Plan are paid by the Plan Sponsor. For the year ended December 31, 2001, administrative expenses were approximately $15,817.

1.    Description of the Plan (continued)

        Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the net assets of the Plan are to be distributed to participants based upon the redemption value of their individual accounts as of the termination date. All Plan participants become fully vested in the employer's contributions upon Plan termination.

2. Significant Accounting Policies

        The Plan's accounting records are maintained on an accrual basis.

        The fair value of mutual funds is based on quoted redemption values on the last business day of the year. The fair value of common stock is based on quoted market prices. The fair value of loans to participants approximates carrying value.

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Income Tax Status

        The Plan Sponsor has received a determination letter from the Internal Revenue Service dated December 27, 1995, stating that the Plan is qualified, in form, under Section 401(a) of the Internal Revenue Code (the "Code"), and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in substantial compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

4. Investments

        The fair values of individual investments that represent 5% or more of the Plan's net assets at December 31, 2001 and 2000 are as follows:

	2001	2000
Mutual funds:
First American Balanced Fund	$1,082,242	$1,177,776
Fidelity Equity Income Fund	2,542,887	2,580,340
Fidelity Equity Growth Fund	4,386,965	5,259,778
Janus Fund	1,308,409	1,354,643
First American Stable Value Fund	1,661,389	920,872
Common stock:
Ultimate Electronics, Inc. common stock	3,880,244	3,436,635

        During 2001, the Plan's investments (including investments purchased, sold as well as held during the year) appreciated (depreciated) in fair value as determined by quoted market prices as follows:

Net Realized and Unrealized Appreciation (Depreciation) in Fair Value of Investments
Mutual funds	$(2,881,646)
Ultimate Electronics, Inc. common stock	2,212,550

$(669,096)

Schedules

Ultimate Electronics 401(k) Retirement Savings Plan

Employer ID# 84-0585211, Plan 002

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)

December 31, 2001

Identity of Issuer/Description	Shares	Cost	Current Value
First American Stable Value Fund	69,414	$1,547,443	$1,661,389
First American Balanced Fund	106,415	1,337,611	1,082,242
First American Fixed Income Fund	70,111	771,939	781,032
First American Equity Index Fund	16,582	417,713	356,349
Fidelity Equity Income Fund	104,775	2,801,606	2,542,887
Fidelity Equity Growth Fund	90,100	5,512,558	4,386,965
Janus Fund	53,187	1,935,342	1,308,409
Janus Worldwide	5,120	253,453	224,481
Putnam Voyager	9,912	191,995	171,471
Ultimate Electronics, Inc. common stock**	125,170	2,208,640	3,880,244
Loans to participants**	—	—	1,196,021

			$17,591,490

**
Denotes investment with a party-in-interest to the Plan.

Ultimate Electronics 401(k) Retirement Savings Plan

Employer ID# 84-0585211, Plan 002

Schedule G, part III—Schedule of Non-Exempt Transactions

Year Ended December 31, 2001

(a) Identity of Party Involved	(b) Relationship to Plan, Employer, or Other Party- in-Interest	(c) Description of transactions, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value
Ultimate Electronics, Inc.	Employer/Plan Sponsor	Contributions of $2,773 for the payroll period of December 31, 2001 were deposited on June 10, 2002*

Columns (d) through (j) are not applicable

*
The Plan Sponsor will make additional deposits for earnings on the above contributions.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

ULTIMATE ELECTRONICS 401(K) RETIREMENT SAVINGS PLAN
Date: July 1, 2002	By:	/s/ ALAN E. KESSOCK

Alan E. Kessock Senior Vice President, Chief Financial Officer, Secretary and Administrator's Representative

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Ultimate Electronics 401(k) Retirement Savings Plan Audited Financial Statements and Schedules Year ended December 31, 2001
Contents
Report of Independent Auditors
Ultimate Electronics 401(k) Retirement Savings Plan Statements of Net Assets Available for Benefits
Ultimate Electronics 401(k) Retirement Savings Plan Statement of Changes in Net Assets Available for Benefits Year ended December 31, 2001
Ultimate Electronics 401(k) Retirement Savings Plan Notes to Financial Statements December 31, 2001
Schedules
Ultimate Electronics 401(k) Retirement Savings Plan Employer ID# 84-0585211, Plan 002 Schedule H, Line 4i—Schedule of Assets (Held at End of Year) December 31, 2001
Ultimate Electronics 401(k) Retirement Savings Plan Employer ID# 84-0585211, Plan 002 Schedule G, part III—Schedule of Non-Exempt Transactions Year Ended December 31, 2001
SIGNATURES